Exhibit 11

COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended March 31,
	2009	2008
	(Dollars in thousands, except per share data)
	(unaudited)
Net Income	$925	$910

Weighted Average Shares Outstanding	2,663,545	2,653,074

Basic Earnings Per Share	$0.35	$0.34

Net Income	$925	$910

Weighted Average Shares Outstanding	2,663,545	2,653,074

Net Effect of Dilutive Stock Options	276	3,878

Weighted Average Diluted Shares Outstanding	2,663,821	2,656,952

Diluted Earnings Per Share	$0.35	$0.34